Mail Stop 3561

August 2, 2007

Via U.S. Mail & Facsimile (914) 693-2963
Mr. Haris Tajyar
President
Harry's Trucking, Inc.
15981 Yarnell Street #225
Sylmar, CA 91342

> **Re:** **Harry's Trucking, Inc.**
> **Amendment No. 2 to Registration Statement on Form SB-2**
> **Filed July 13, 2007**
> **File No. 333-140637**

Dear Mr. Tajyar:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

General

1. We note your response to comment 2 from our letter of March 9, 2007, but we reissue it, in part. Please identify the source of third-party information throughout the filing or attribute the statistics to the company, based on its own research. For example:

   - Page 27: "the transportation industry's supply and demand ratio have tipped significantly in favor of the transporters since the deregulation of the industry in 1980."
   - Page 27: "trucking company failures in the last four years are continuing at a pace higher than the previous fifteen years."
   - Page 27: "Many truckload carriers slowed their fleet growth in the last three years and some carriers have downsized their fleets to improve their operating margins and returns."

2. In addition, we note that in response to comment 2 from our letter of March 9, 2007, you cited the American Trucking Association as a source of industry information on page 26. Please either file a consent from the American Trucking Association for the use of information or confirm that the information cited here is publicly available for free or for a nominal cost, quantifying any such nominal cost. Refer to Rule 436 of Regulation C.

3. We note that, for accounting purposes, your previous business as an asset-based trucking company is considered a discontinued operation. Revise your disclosure throughout to reflect this fact, including risk factor disclosure.

Our Business, page 2

4. We note the changes you made in response to comment 6 from our letter of March 9, 2007, but we reissue it, in part. Please specifically note, as you do on page 7, that presently available funds will not be sufficient to meet your anticipated needs for your business plan and for working capital and capital expenditures for the next twelve months.

5. We note the additional disclosure you have provided in response to comment 7 from our letter of March 9, 2007. Please explain how your new business model "is expected to eliminate [y]our prior losses" or, if true, revise to indicate that your new business model is designed to eliminate such losses in the future.

Immediate Growth, page 3

6. We note your response to comment 8 from our letter of March 9, 2007, but we reissue it, in part. Rather than merely describing your aspirations for the future with regard to the provision of brokerage services, please provide or describe your brokerage revenues after February 2006.

Avoidance of common pitfalls, page 4

7. Please briefly summarize the strategies you have in place at this time to expand your brand recognition and create new revenue streams without incurring the associated risks, or revise to eliminate this claim.

We are reliant on advanced technology to operate our business, page 9

8. We note the risk factor you have added in response to comment 10 from our letter of March 9, 2007, but we reissue it, in part. Please revise the risk factor to

indicate that such technology favors larger, more professionally managed companies than your own.

Security Ownership of Management, page 20

9. We note your response to comment 12 from our letter of March 9, 2007, but we reissue it, in part. Please indicate that a person is deemed a beneficial owner if that person has the right to acquire beneficial ownership of a security within 60 days.

Description of Business, page 24

General

10. We note your response to comment 11 from our letter of March 9, 2007, but we reissue it, in part. Given that you are dependent on a few major customers, please revise your business section to provide the information required by Item 101(b)(6) of Regulation S-B.

11. We reissue comment 13 from our letter of March 9, 2007 in its entirety.

12. We note the changes you have made to your website in response to comment 14 from our letter of March 9, 2007, but we reissue it, in part. Please include your website in your registration statement.

Management's Discussion and Analysis, page 28

13. In response to comment 19 from our letter of March 9, 2007, we note that you have added a section for off balance sheet arrangements. However, we still note the lack of an adequate discussion of liquidity. Please revise to add a separately captioned section for liquidity, as we believe this information will be material to investors when considered in conjunction with the fact that there is substantial doubt about your ability to continue as a going concern. If you currently have no sources of liquidity, such as borrowing arrangements with a bank or shareholder, include disclosure to that effect.

Going Concern, page 29

14. Please expand your going concern disclosure to discuss the implications to your operations. As you state that operating losses are likely to continue in the future, it would be appropriate to include a description of management's strategy to obtain any required financing and the proposed time frame for implementation of such plans, including the points at which financing will become necessary for

continuity. In addition, your disclosure should clearly state that you will receive no funds from the proposed offering, and that any financing must therefore be derived from other sources.

Discontinued Operations, page 33

15. Please remove the presentation of gross margin in your discussion of discontinued operations. Please revise to remove. Also, the net loss from discontinued operations should be disclosed for all periods presented.

Forward-Looking Statements, page 33

16. We note your response to comment 15 from our letter of March 9, 2007, but we reissue it. Either delete reference to the provisions of the Private Securities Litigation Reform Act of 1995, including references to sections 27A and 21E of the Securities Act of 1933 and Securities Exchange Act of 1934, respectively, or expand your disclosure to clarify that the safe harbor offered by the Private Securities Litigation Reform Act does not apply to penny stocks or companies with no Exchange Act reporting history like yours.

Executive Compensation, page 38

17. We note your response to comment 21 from our letter of March 9, 2007, but we reissue it in its entirety. Please explain to us the contributions to capital by Omar Tajyar and Miki Antunovich in return for stockholders equity. If you mean that Omar Tajyar and Miki Antunovich received stock rather than cash, and that these stock payments came from Haris Tajyar, then describe these transactions in the Selling Shareholder section. In addition, note that Item 402 of Regulation S-B requires that the value of all compensation in whatever form be disclosed here, including stockholders equity. Additionally, please ensure that your amendment includes the executive compensation disclosure in the form required by the updated Item 402 of Regulation S-B, including but not limited to providing a revised summary compensation table. See also Securities Act Release 33-8732A.

Experts, page 39

18. Please update to reference the current financial statement dates included in the document.

Financial Statements
Statements of Operations, page 3

19. Based upon the change in your business to a non-asset based third party logistics service, it would appear that revenue should be presented as the net amount

retained, as this represents your commission earned. Reference is made to paragraph 3 of EITF 99-19. Please revise your statements of operations for all periods to show net revenue, or advise why you believe your current presentation is appropriate.

Note 1 – Organization and Summary of Significant Accounting Policies
Revenue Recognition, page 8

20. Please revise your revenue recognition disclosure to clearly differentiate the policy for your discontinued business of providing over-the-road transportation service and the policy for your continuing business as a third party logistics service. In this regard, it would appear that, as a non-asset based logistics service, you no longer bear the risks and rewards of a principal in the transaction, but are instead acting as a broker of the service without taking ownership of the inventory. If true, it appears the guidelines in EITF 99-19 indicate that net revenue treatment would be appropriate. Your disclosure states that revenue is recorded on a gross basis. However, the factors that you discuss appear to be related to your discontinued business. As such, please update to explain your current revenue recognition policy. Similar disclosures were also noted in the MD&A section and in the notes to your interim financial statements. Please revise as appropriate.

Note 6 - Discontinued Operations, page 12

21. As noted in comment 24 from our letter of March 9, 2007, it is not appropriate to include a "gross profit" subtotal in your presentation of financial information. Accordingly, please revise to remove this subtotal.

General

22. Please continue to consider the financial statement updating requirements of Item 310 of Regulation S-B.

Signatures, page II-4

23. We reissue comment 323 from our letter of March 9, 2007 in its entirety.

Exhibit 23.1

24. Reference is made to comment 33 from our letter of March 9, 2007. As required by Item 601(b)(23) of Regulation S-B, the accountants' consent must be dated. Please ensure that such consent is properly dated in the next amendment.

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As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Kristin Shifflett at (202) 551-3381 or David Humphrey at (202) 551-3211 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Ravitz at (202) 551-4817 or me at (202) 551-3755 with any other questions.

Sincerely,

Max A. Webb
Assistant Director

cc: Via Facsimile (914) 693-2963
        Frank Hariton, Esq.